November 27, 2024

Via Edgar Transmission

Ms. Rebekah Reed/Mr. Donald Field

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Re:	Rich Sparkle Holdings Ltd (the “Company") Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted October 30, 2024 CIK No. 0002031688

Dear Ms. Reed/Mr. Field,

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated November 19, 2024 from the Securities and Exchange Commission (the “Commission") in which the staff of the Commission (the “Staff") commented on the above-referenced Draft Registration Statement on Form F-1 (the “Form F-1").

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No.1 to Draft Registration Statement on Form F-1 submitted October 30, 2024

Cover Page

1.	We note your response to prior comment 2 and added disclosure that you “are subject to certain legal and operational associated with our operating entity being based in Hong Kong...” Please revise this sentence to state that you are subject to certain legal and operational risks associated with your operations in Hong Kong.

Response: In response to the Staff’s comment, we have revised the sentence on the cover page.

2.	Please further enhance your disclosure regarding transfer of funds within your organization to explain how cash is transferred from the holding company to your subsidiaries. In response to prior comment 3, you have revised to state that Rich Sparkle “relies on dividends and other distribution on equity” from its operating subsidiary, but it remains unclear how funds would be transferred in the other direction. Provide this disclosure in the discussion of cash transfers in the prospectus summary as well.

Response: In response to the Staff’s comment, we have revised the relevant disclosure on the cover page and page 4.

Prospectus Summary

Permission Required From Hong Kong and Chinese Authorities, page 13

3.	We note your response to prior comment 11 and reissue. Please revise to clearly indicate, if true, that you have relied upon opinions of PRC and Hong Kong counsel with respect to each conclusion regarding permissions and approvals from PRC and Hong Kong regulatory authorities. In this regard, you continue to use ambiguous language, such as “[a]s confirmed by our PRC Counsel,” “as further advised by our PRC Counsel,” and “[a]s confirmed by David Fong & Co,” rather than clear indication that you have received opinions from such counsel.

Response: In response to the Staff’s comment, we have revised the relevant disclosure on the cover page, pages 12, 14, 15 , 27 and 29 to clearly indicating the legal opinion that we relied on.

Management

Compensation of Directors and Executive Officers, page 107

4.	Please update your executive officer and director compensation information for your fiscal year ended September 30, 2024. Refer to Item 6.B of Form 20-F.

Response: We note the Staff’s comment, and respectfully advise that we have revised page 107 to update the executive officer and director compensation information for the fiscal year ended September 30, 2024.

Related Party Transactions, page 109

5.	We reissue prior comment 20. Revise to provide the information called for by Item 7.B of Form 20-F with respect to each related party transaction required to be disclosed in this section. In this regard, you continue to disclose a related party balance as of certain dates without discussing the underlying “advances from the related company” that resulted in such balance. Additionally, please disclose the outstanding amount(s) due to Superb Prospect Group Ltd. as of the most recent practicable date.

Response: We note the Staff’s comment, and respectfully advise that we have revised page 109 to clarify and further disclose the transactions of the related party balance.

General

6.	We note your response to prior comment 23, particularly that the outstanding 25 Series A preferred shares held by FCGM Strategic Investment Pte. Ltd. Will automatically convert into ordinary shares prior to consummation of the IPO pursuant to terms of the subscription agreement dated June 26, 2024. Please further clarify whether the class of Series A preferred shares will remain authorized pursuant to your governing documents (i.e. Second Amended and Restated Memorandum and Articles of Association) such that additional shares of the class may be issued by the company at any time, even if no Series A preferred shares are outstanding at the time of the IPO. In this regard, your condensed consolidated balance sheets as of March 31, 2024 indicate that 25,000 Series A preferred shares are authorized under your governing documents. To the extent that your governing documents to be effective following the IPO will continue to authorize the issuance of preferred shares, revise to briefly describe such dual- or multi-class structure and the different authorized classes of stock in the prospectus cover page, summary, risk factors, and capitalization sections. Explain the nature of any disparate voting or other material rights associated with the classes.

Response: In response to the Staff’s comment, we have revised the relevant disclosure on pages 61, 63, F-7, F-28 and II-2 to indicate that we will conduct a share redesignation in comtemplation of the offer, to redesignate each issued and unissued Series A Preferred Share into 25,000 Ordinary Share (“Share Redesignation”), such that Rich Sparkle will be authorized to issue 50,000 ordinary shares of a single class with no par value each. Following the Share Redesignation, we will carry out a share subdivision, where each issued and unissued ordinary shares will be subdivided into 1,000 shares with no par value each, and all the subdivided shares shall be rank pari passu in all respect with each other (“Share Subdivision”), such that Rich Sparkle will become authorized to issue a maximum of 50,000,000 ordinary shares with no par value each. A new set of memorandum and articles of association will be adopted to reflect the Share Redesignation and the Share Subdivision. Immediately after completion of the registration of the new set of memorandum and articles of association, Rich Sparkle will cancel the [125] Ordinary Share in issue and re-issue [94,000] Ordinary Share, [25,000] Ordinary Share and [6,000] Ordinary Share to Superb, FCGM and Next International Enterprises Limited, respectively.

Please contact the undersigned at (1) 310-728-5129 you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick, Esq.
Lawrence S. Venick

Direct Dial: +1 310-728-5129
Email:lvenick@loeb.com